Exhibit (3)(vi) to 10-QSB 3/97




                   TAYCO DEVELOPMENTS, INC.
                        (The "Company")

               EXTRACT OF MINUTES OF MEETING OF
                     BOARD OF DIRECTORS OF
                       November 8, 1996


     WHEREAS, the Board of Directors has determined that it is in the best interests of the Company to amend the By-laws, so as to allow for greater participation by Directors in management of the Company, and to make such other changes as are appropriate (the "Amendments").

Therefore, upon motion duly made by Douglas P. Taylor, seconded by Janice M. Nicely, it was unanimously

     RESOLVED, that pursuant to Article V, the By-laws are amended as follows:

(1)  A new Section 4(d) shall be added to Article II,
Directors, which shall read as follows:

     (d)  Any one or more members of the Board of Directors or
any committee thereof    may participate in a meeting of such
                         Board or committee by means of a
                         conference telephone or similar
                         equipment, which allows all persons
                         participating in the meeting to hear
                         each other at the same time.
                         Participation by such persons shall
                         constitute presence in person at such
                         meeting.

(2) Section 5 of Article II shall be deleted in its entirety, and the following substituted in its place and stead:

     Section 5. Each member of the Board of Directors shall be compensated for his attendance at meetings of the Board of Directors, or of any committee thereof, in the manner and to the extent determined from time to time by action of the Board.

And it was further,

     RESOLVED, that the Secretary be, and hereby is, directed to place a copy of the Amendments with the By-laws in the Minute Book of the Company, and to file a copy of the Amendments with the Securities and Exchange Commission at the earliest opportunity.